

RECEIVED
2013 FEB 21 PM 3:1?
SEC / TM

UNITED STATES 13030645
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21641

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 121st Street
(No. and Street)

Wauwatosa (City) WI (State) 53226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clark R. Gaulke (414)475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner and Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title


NOTARY PUBLIC
MARK
CHOVANEC
STATE OF WISCONSIN

Notary Public

MY COMMISSION EXPIRES 3/4/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
Equable Securities Corporation
Wauwatosa, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Equable Securities Corporation, a wholly owned subsidiary of Equity Enterprises, Inc., as of December 31, 2012 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Reilly, Penner & Benton, LLP
February 6, 2013
Milwaukee, Wisconsin

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Financial Condition
December 31, 2012

ASSETS

Current Assets:	
Cash and equivalents	$ 390,160
Commissions receivable	55,658
Other receivables	557
Prepaid expenses	2,200
Total current assets	448,575
Property and Equipment:	
Furniture and equipment	227,055
Leasehold improvements	54,527
Total property and equipment	281,582
Accumulated depreciation	244,995
Net book value	36,587
Total assets	$ 485,162

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Commissions payable	$ 35,019
Accrued retirement plan contribution	43,311
Payable to parent company	17,730
Federal income tax payable	6,364
State income tax payable	3,336
Accrued property tax	14,899
Total current liabilities	120,659
Deferred income tax payable	1,594
Total liabilities	122,253
Stockholder's Equity:	
Common stock	16,000
Retained earnings	346,909
Total stockholder's equity	362,909
Total liabilities and stockholder's equity	$ 485,162

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Income
Year Ending December 31, 2012

Income:	
Commission income	$ 1,404,458
Interest income	569
Other income	13,622
Total income	1,418,649
Expenses:	
Commissions	676,038
Selling and administrative expenses	523,691
Management fees	81,096
Occupancy expense	89,892
Depreciation expense	5,830
Total expenses	1,376,547
Net income before taxes	42,102
Provision for income tax	9,575
Net income	$ 32,527

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2012

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2011	$ 16,000	$ 314,382	$ 330,382
2012 net income	---	32,527	32,527
Balance, December 31, 2012	$ 16,000	$ 346,909	$ 362,909

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2012

Cash Flows from Operating Activities:		
Net income	$	32,527
Depreciation and amortization		5,830
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(18,642)
Other receivables		87
Prepaid expenses		(679)
Accounts payable		(159)
Commissions payable		14,636
Commission received in advance		(49)
Accrued retirement plan contribution		(6,321)
Payable to parent company		10,997
Federal income tax payable		1,210
State income tax payable		3,336
Deferred income tax payable		(125)
Accrued real estate tax		472
Net cash provided by operating activities		43,120
Cash Flows from Investing Activities:		
Purchase of furniture, fixtures & equipment		(7,441)
Increase in cash and equivalents		35,679
Cash and equivalents, beginning of year		354,481
Cash and equivalents, end of year	$	390,160
Income taxes paid	$	9,700

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2012

1. Summary of Significant Accounting Policies

Business Activity

Equable Securities Corporation (the "Company") was formed in Wisconsin on March 2, 1977. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of mutual funds and variable annuity products offered by investment companies throughout the United States on behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc ("Parent Company").

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Commission Income

The Company recognizes revenue at the time payment is received. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2012, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2012.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2012
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $24 for the year ended December 31, 2012.

Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of its parent company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes. The provision for income taxes consists of the following components:

Current	$ 9,980
Deferred tax benefit	(405)
	$ 9,575

No interest or penalties have been recorded in the financial statements as a result of any tax assessments. In addition, management is not aware of any unrecognized income tax benefits. The Company is no longer subject to United States income tax examination for years before 2009 and for years before 2008 for Wisconsin income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 6, 2013 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital and required net capital were $324,937 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.37 to 1.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2012
(Continued)

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par Per Share	50,000 shares	16,000 shares

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. 401(k) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. The Company's total contribution for the year ended December 31, 2012 was $66,054.

6. Related-Party Activity

Equable Securities Corporation shares office space with its parent company under a month-to-month lease arrangement with the parent company's sole shareholder. Total lease expense was $70,200 for the year ended December 31, 2012.

Common expenses are allocated between the Company and its parent company based upon a written agreement. In 2012, Equable Securities Corporation was responsible for 90% of allocated expenses.

The Company also has a management agreement with the parent company. Under this agreement, the Company is provided certain management and administrative services by personnel of the parent company.

During the term of the agreement, the parent company will receive a monthly management fee equal to 6% of the Company's gross revenues for the previous month. Total management fee expense for 2012 was $81,096.

7. Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2012
(Continued)

8. Concentrations

Cash and cash equivalents are maintained at an area financial institution. Balances may periodically exceed the federally insured limit of $250,000, although the Company has never experienced a loss related to these overages. Non-interest bearing account balances were fully insured at December 31, 2012 due to a federal program in effect through December 31, 2012.

9. Revenue Concentrations

Approximately 85% of the Company's revenue was received through five companies (ranging from 11% to 33% of revenue) for the year ended December 31, 2012.

Equable Securities Corporation
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2012

Aggregate Indebtedness		
Accrued expenses	$	120,659
Total Aggregate Indebtedness	$	120,659
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	8,044
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	362,909
Add:		
Other allowable credits		1,594
Deductions:		
Non-allowable accounts receivable		(779)
Other assets		(2,200)
Net property and equipment		(36,587)
Net Capital		324,937
Minimum dollar net capital requirement		50,000
Capital in excess of minimum requirement	$	274,937
Ratio of aggregate indebtedness to net capital		0.37 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	324,937

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Equable Securities Corporation
Wauwatosa, Wisconsin

In planning and performing our audit of the financial statements of Equable Securities Corporation, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reilly, Penner & Benton, LLP
February 6, 2013
Milwaukee, Wisconsin

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of Equable Securities Corporation
330 N. 121st Street
Wauwatosa, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Equable Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Equable Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Equable Securities Corporation management is responsible for the Equable Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [overpayment carryforward computation and SIPC-6] noting no differences;

2 Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4 Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [blotter reports and client daily sales reports] supporting the adjustments noting no differences; and

5 Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which is was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 6, 2013

Reilly, Penner + Benton LLP

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021641 FINRA DEC
EQUABLE SECURITIES CORPORATION 16*16
330 N 121ST ST
MILWAUKEE WI 53226-3806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Glenn N. Bruck 414-475-0350

2. A. General Assessment (item 2e from page 2) $ 13

B. Less payment made with SIPC-6 filed (**exclude interest**) (9)

7-13-12
Date Paid

C. Less prior overpayment applied (114)

D. Assessment balance due or (overpayment) (110)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (110)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(110)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equable Securities Corporation
(Name of Corporation, Partnership or other organization)

Glenn N. Bruck
(Authorized Signature)

Dated the 11th day of January, 20 13.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1418649
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1412716
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	569
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1413285
2d. SIPC Net Operating Revenues	$ 5364
2e. General Assessment @ .0025	$ 13
	(to page 1, line 2.A.)